UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Chosen by Aria to Deploy a Nationwide Mobile WiMAX™ Network in Italy. Dated June 23rd, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23rd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Chosen by Aria to Deploy a Nationwide Mobile WiMAX™ Network in Italy

Alvarion provides Aria with 4Motion® Mobile WiMAX solution, including professional services, for a 4G network targeting wireless broadband services

Tel-Aviv, Israel, and Todi, Italy, June 23, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, and Aria, the only telecom operator in Italy with a national WiMAX license, today announced an agreement to deploy Mobile WiMAX network throughout Italy. Under the agreement, Aria will build a network at the 3.5 GHz frequency to offer broadband services to all 21 Italian regions using Alvarion’s 4Motion Mobile WiMAX solution incorporating the WiMAX Forum® Certified™ BreezeMAX platform.

Given Italy’s 58 million highly-dense population, WiMAX is the most economical and high-performance technology to deliver 4G broadband to businesses and residential subscribers in a wide geographic area. Alvarion’s 4Motion is an advanced and field-proven solution for delivering innovative WiMAX services for a range of broadband applications in rural, suburban and urban environments.

“At Aria, we are committed to empowering businesses and consumers to realize the impact of high bandwidth, quality data and voice services, and we have full confidence in Alvarion’s innovative WiMAX platform and services to ensure we deliver on this promise,” said Davidi Gilo, CEO of Aria. “Alvarion’s 4Motion solution will enable us to bring highly advanced broadband services throughout the country.”

Aria currently holds nationwide WiMAX licenses at the 3.5 GHz frequency bands in Italy. By using Alvarion’s Open WiMAX solution, Aria will be able to build a state of the art network with exceptional coverage to meet the growing demand for broadband services in the country.

“We are pleased to be selected for another large WiMAX project through our partnership with Aria, one of Italy’s leading telecommunications providers,” said Tzvika Friedman, president and CEO, Alvarion Ltd. “This contract confirms Alvarion’s Mobile WiMAX solution as the most advanced solution in the market, and our leading position as a long-term partner for WiMAX. Our cutting edge technology, proven business model and tailored solutions will provide the ultimate broadband services to the consumers and businesses in Italy.”

WiMAX is the only 4G technology commercially available today that enables mass broadband services. With a thriving ecosystem, WiMAX continues to evolve globally through multiple differentiated mobile and broadband wireless offerings.

About Aria S.P.A
Aria S.P.A., founded in 2005, became one of the most important Italian WISP (Wireless Internet Service Provide) in only 2 years. In October 2007, thanks to new partners entry and new company structure, Aria became more competitive. In January 2008, Aria won the auction of the WiMax (Worldwide Interoperability for Microwave Access) 3.5GHz radio frequencies in all Italian regions.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” and “4Motion” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.